Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

The following is a transcript of the “Q1 2015 UIL Holdings Corporation Earnings Conference Call” held on May 1, 2015 at 1:00 p.m. ET.

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MAY 01, 2015 / 5:00PM, UIL - Q1 2015 UIL Holdings Corp Earnings Call

CORPORATE PARTICIPANTS

Susan - Sue Allen UIL Holdings Corporation - VP of IR

Jim Torgerson UIL Holdings Corporation - President & CEO

Rich Nicholas UIL Holdings Corporation - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Chris Ellinghaus Williams Capital Group - Analyst

Andrew Weisel Macquarie Capital Securities - Analyst

Andy Levi Avon Capital Advisors - Analyst

Chris Turnure JPMorgan - Analyst

Paul Zimbardo UBS - Analyst

PRESENTATION

Operator

Good afternoon and welcome to the UIL first-quarter 2015 earnings call.

(Operator Instructions)

I will now to the call over to your host, Susan Allen.

Susan - Sue Allen - UIL Holdings Corporation - VP of IR

Thank you Tammy, and good morning to everyone. Thank you for joining us to discuss UIL Holdings’ first-quarter 2015 earnings results. I am Susan Allen, Vice President of Investor Relations.

Participating on the call today is Jim Torgerson, UIL’s President and Chief Executive Officer, and Rich Nicholas, UIL’s Executive Vice President and Chief Financial Officer. If you don’t have a copy of our press release or presentation for today’s call, they are on our website at www.UIL.com.

During today’s call, we will make various forward-looking statements within the meaning of the Safe Harbor Provisions of the US Private Securities Litigation Reform Act of 1995. Significant factors that could cause results to differ from those anticipated are described in our earnings release and filings with the SEC. I will now to the call over to Jim Torgerson.

Jim Torgerson - UIL Holdings Corporation - President & CEO

Thanks, Sue. Good afternoon, everybody. Welcome to the call. Our first quarter was a very interesting one. Obviously you all know about our sale, merger with Iberdrola, but we also had a great first quarter as far as earnings go. The first-quarter consolidated income, and this is on Page 4 of our program, was $57.6 million, or $1.01 per share compared to $55.5 million and $0.97. Now, this does include all of the expenditures that were made in relationship to the — both the Iberdrola sale and also the proposed acquisition of Philadelphia Gasworks, and the transmission ROE proceedings.

What I want to point out that earnings were about 4% increase over the 2014 first quarter. And recognizing that weather was nearly 20% colder than normal, but it was really only a little over 5% colder than the first quarter of 2014. Also we saw some very good customer growth that actually helped add to the earnings from our gas operations.

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MAY 01, 2015 / 5:00PM, UIL - Q1 2015 UIL Holdings Corp Earnings Call

So as I said, we had a number of one-time items. And when you sort through all that, in looking at the chart at the bottom of that page, you can see that the consolidated earnings were up about 2.75%, excluding all of the one-time items. And the nonrecurring items are related to the merger or acquisitions in both years, for Iberdrola and also, then, Philadelphia Gasworks in 2014.

And also we set up reserve for the FERC ROE proceeding. The latest order really limited to the top of the range that, by project, that we could then recognize in ROE on each project by project. So we elected to set up a reserve. We also want to mention that the New England Transmission [orders] did file a Petition for Review with the DC Circuit Court of Appeals yesterday.

Now, the updates you on the Iberdrola sale. Let me give you little bit of the history. The transaction does represent a total value of, depending on how you look at it, $50.97 to $54.53. The midpoint is $52.75 per share.

The midpoint of the premium to the closing price on February 25 is 24.6%, but the range is 20.4% to 28.8%. Then with a 30-day average closing prices of — 30 calendar days, the range on premium is $15.3% to 23.3%. We used, as I think we mentioned in the call a couple months ago, that we’re looking at the 2016 and 2017 earnings-per-share guidance at the midpoint, and that represented a 17.5% and 16.5% PE multiple off of those — midpoints of those earnings projections that we provided guidance on.

Now, the name Iberdrola USA’s is going to be renamed and the shares will be re-listed on the New York Stock Exchange with shares representing the interests that UIL has today. So UIL will have 18.5% of the combined Company and Iberdrola SA, 81.5%.

I’ve been asked, and — to be the CEO of the combined Company, and we will have offices here in Connecticut, also in Massachusetts. I will be maintaining the office of the CEO in Connecticut. And then the current Iberdrola USA offices in Maine in New York.

The Board will consist of three current UIL Directors including myself, and up to nine additional directors. The approvals that are required — the transaction requires, among other things, the UIL shareholder vote. On the next page we can go into a little more of the details.

State of Connecticut, the Public Utility Regulatory Authority Application was filed March 25. They have a 120-day statutory deadline. But they can make an option to extend it an additional 30 days.

The regulatory time schedule has been established. We’ve already had a couple of hearings. They’re proposing the proposed final decision, which formerly was called a draft, is expected the end of June. And the final decision is expected in mid-July, at this point.

Massachusetts DPU application was also filed March 25. There is no statutory deadline. The public comment hearing is scheduled for May 6, so early next week. Our expectation is that they will — their decision will probably follow the Connecticut one, but we’ll have to see what schedule they lay out at that May 6 meeting.

Hart-Scott Rodino filling was made, again, also one March 25. We received the early termination notice on April 7. The FERC filing was also made on to March 25.

The SEC S-4/Proxy is expected to be filed in the second quarter of this year. And the UIL shareholder vote will be then determined based on when the SEC allows us to go effective. We still expect to close by the end of the fourth quarter of 2015.

Now turning to Page 9, looking at UIL alone, and we have our capital expenditure plan of $4.2 billion. And what’s important is the CapEx here will continue as is for those companies in the combined company going forward. Nothing will change in the capital expenditures that we see.

it’s what we’ve gone in the past. The biggest portion being the gas distribution, along with electric distribution. You can see electric distribution, $1.2 billion. Electric transmission, about $600 million. Gas, about $1.9 billion. And then the shared services, $300 million. And $80 million for distributed energy resources that we’re working on.

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MAY 01, 2015 / 5:00PM, UIL - Q1 2015 UIL Holdings Corp Earnings Call

Page 10 has the rate base growth. And you can see we have about a 7.7% compound annual growth rate for the five years through 2019. And gas growing at 8%; transmission, 7.1%; and electric distribution, 7.7%. Then we also have still the GenConn and the UIL Corporate in the lower section of that chart.

Now, gas heating customers, as we said in our year-end call, we converted 16,266 households and businesses, meeting our 2014 goal. The target for 2015 is to convert at least 12,000 households and businesses. And through the end of March we have converted 2000 customers.

Now, keep in mind that last year the difference between home heating oil and natural gas was about $2 per gallon on equivalent basis. This year it’s about $1. Now, oil prices have moved up a little bit, but it’s about 0.5 what it was.

Now, natural gas is still much more cost-effective than home heating oil. And there are a lot of benefits to customers on the use of natural gas. So we would still expect to hit the target we set this year, but it will be less than last year.

The comprehensive energy strategy still has the goals. Keep in mind the price advantage was significantly higher when that was set out.

On page 12 we have the transmission ROE proceeding. And I know this is a little busy chart, but hopefully it explains what is going on. The first complaint refund period went from October 1, 2011 to the end of 2012. The commission determined a base ROE of 10.57%. That was against the base ROE previously, which was 11.14%.

Going forward, that is being the result of the second complaint then the third complaint, which all are challenging even the 10.57% and different complaints of that. There is 11.74% cap on total Company transmission ROE. And as we’ve seen in the latest — the Commission Order, that that also — that cap also then applies to project by project. So that was one of the reasons we set up a reserve.

Now as I said, the transmission owners in New England have appealed to the District Court in DC as of yesterday for a review of the Orders. Now, we also have the second and third complaint periods. They’ve been consulted for hearing purposes. The testimony has been filed, and the hearings are expected begin in the — this quarter in 2015. The Administrative Law Judge decision should be rendered within 12 months of the commencement of the hearing.

So we’re looking at the end of 2015, early 2016. And expect the FERC decision by the end of the 2016. As I said, we set up a reserve of $2.2 million after-tax in this last quarter. I’m going to turn it over to Rich Nicholas, who’s going to go over the financial results.

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

Thank you, Jim. Good afternoon, everyone. Thanks for joining us today. On Slide 13 where we have the results broken out by segment for both net income and earnings per share, and as you see, gas distribution, the significant growth quarter over quarter driven by both the weather and customer growth. Overall, if you exclude the nonrecurring items related to the merger and acquisition cost as well as the FERC ROE, up over 2% quarter over quarter.

So moving to the details on Slide 14 within the individual business segments. For electric distribution, earnings were actually down $2.7 million quarter over quarter, driven primarily by increases in employee expenses, and in that case primarily pension as discount rates were lower at the end of last year. Also good news and bad news. Good use we’re living longer. The bad news is that increases pension expense when the higher mortality tables were implemented.

That was partially offset by updates in our pension demographics. Also the big driver there was higher depreciation and amortization expense, driven by a higher rate base, but as well as the state regulators allowed us to capitalize what we have called enhanced tree trimming, a major project after the storms. It has a very short life. So high depreciation rates under the orders from the state regulators. So you see a step up there and depreciation and amortization expenses. Also outside service expenses were up slightly quarter over quarter.

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MAY 01, 2015 / 5:00PM, UIL - Q1 2015 UIL Holdings Corp Earnings Call

In the GenConn equity investment, which is included in our electric distribution segment report, their earnings were down by about $500,000 quarter over quarter. That was all due to the result of establishing a reserve coming out of some litigation with one of the subcontractors around the construction of that project. All in for the 12-month average distribution return on equity, 8.75%. And that compares to our allowed of 9.15%.

On the electric transmission business, if you exclude the reserves that Jim talked about for the ROE proceedings, we were essentially flat, slightly up on net income $100,000, primarily due to some rate base growth and allowance for funds used during construction. Overall we’re projecting transmission rate of return now to be 11.36% for the year, excluding the reserves that has been established.

Looking at the gas business now on Slide 15, gas distribution benefited from the cold weather at Southern Connecticut Gas and Berkshire. As you may recall, Connecticut Natural Gas now has revenue decoupling coming out of their rate case last year. So the cold weather does not benefit the bottom line. On the other hand, if it was warm weather the bottom line it would not be hurt by it.

Even though the Polar Vortex last year was very cold, we did see colder than both normal weather of almost 20% and colder than last year by about 5.6%. When you look at just the Southern Connecticut Gas and Berkshire Gas weather impact, that was about a $3.6 million improvement in gross margin quarter over quarter for those two companies.

While we did see a slight decrease in normalized use per customer, but when the weather is that extreme, there is an interplay between the impact of weather and normalized use. And you see the decoupling adjustment in the table at the bottom of Slide 15. And that really adjusts the weather and the NUPC impact at CNG to what was allowed in rates.

On the good news side, certainly the customer growth. The customers that were added last year contributed significantly to a $2 million improvement in margin. So overall, gross margin up $5.5 million.

Looking at Slide 16 now, the average ROEs for the gas company, Southern Connecticut Gas, right around 9.6%, and that compares to a 9.36% allowed. CNG, about 8.75% compared to a 9.18% allowed.

CNG does not have much of an impact from weather normalization. There was a small period of time last year early in January for a few days. Southern Connecticut, you can see the difference there if you normalize for weather, the average ROE was around 8.6%. The CNG allowed return, again, is 9.18%.

Looking at our corporate segment where certain interest cost and capital costs are retained. If you exclude the merger and acquisition-related items, net income was up $1.8 million quarter over quarter. That’s primarily due to the information and technology investments we make at the corporate level that serve all of our subsidiaries. There’s a capital-carrying charge that’s recorded at the headquarters, but that is charged out to the operating company as an expense.

Moving now to Slide 17, we will look at earnings guidance for 2015. While the total UIL Holdings consolidated excluding nonrecurring items, we’ve maintained the same $2.30 to $2.50 that we put out earlier this year.

Some of the comments have changed. Distribution we’ve reduced by $0.05 a share, primarily due to the higher depreciation and pension-related costs that we talked about earlier. Gas distribution, benefiting more from weather and customer growth than we initially expected. We did raise that by $0.05. So again, overall consolidated, leaving corporate the same, is at $2.30 to $2.50.

If you were to include the nonrecurring items, the merger expenses that we’ve occurred so far and the regulatory reserves, the total including those guidance is $2.19 to $2.39. We have not reflected any additional merger-related costs because they are milestone-depended and there’s still uncertainty around when those milestones will actually be achieved.

With that, certainly look for to seeing many of you out at the American Gas Association Financial Conference in the next couple of weeks. We will hand it back to our operator, Tammy, for the Q&A session.

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MAY 01, 2015 / 5:00PM, UIL - Q1 2015 UIL Holdings Corp Earnings Call

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Our first question comes from Chris Ellinghaus with Williams Capital. Your line is live.

Chris Ellinghaus - Williams Capital Group - Analyst

Hey, guys. Just a quick question. Do you have any estimate on what the weather impact versus normal might look like?

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

Through the first quarter, bear with me one second. If you look at just the SCG and Berkshire, it’s about $3.6 million increase in gross margin.

Chris Ellinghaus - Williams Capital Group - Analyst

And that’s versus normal?

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

‘m sorry, Chris. That was quarter over quarter. Bear with us a minute. It certainly would be larger, probably close to 4 times that since we were 20% colder than normal.

Chris Ellinghaus - Williams Capital Group - Analyst

Do you think it is kind a linear? Okay.

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

Yes.

Chris Ellinghaus - Williams Capital Group - Analyst

Have you gotten any feedback from Massachusetts yet in terms of what they think about review timing?

Jim Torgerson - UIL Holdings Corporation - President & CEO

No, Chris. Just that there is the public hearing to set the schedule next week. Other than that, no, we have not.

Chris Ellinghaus - Williams Capital Group - Analyst

Okay. Thank you so much.

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MAY 01, 2015 / 5:00PM, UIL - Q1 2015 UIL Holdings Corp Earnings Call

Operator

Our next question comes from Andrew Weisel with Macquarie Capital. Your line is live.

Andrew Weisel - Macquarie Capital Securities - Analyst

Thanks. Good afternoon, everyone. My first question is on the gas conversions. You gave some updates, but I’m wondering what you’re think about the outlook for the year?

How confident you are in that full-year target? And maybe any commentary on the incoming call volumes?

Jim Torgerson - UIL Holdings Corporation - President & CEO

We’re very comfortable with the 12,000 that we set for the year. In the first quarter, it was so cold you couldn’t even get any work done. So to get 2000 in was actually, I think, pretty good.

The leads have been kicking up now, because oil prices actually have gone up a little bit. I think we’re seeing more leads coming in. So I think we’re still feeling pretty good about the 12,000 at this point.

Andrew Weisel - Macquarie Capital Securities - Analyst

Okay, great. Next, if you could elaborate a little bit, the reduction to the electric distribution earnings. The release talks about how it had to do with timing of projects going into service in 2014. I’m just wondering what changed since you gave the guidance in late February.

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

Andrew, it’s Rich. We closed out a lot of plant at the end of the year. By the time you worked out all through the year-end processes and get the 10-K out, the impact wasn’t fully appreciated until after that.

Andrew Weisel - Macquarie Capital Securities - Analyst

Got it. Okay. So it was really just a matter of closing the books?

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

Yes.

Andrew Weisel - Macquarie Capital Securities - Analyst

Okay. Very good. Then lastly, to whatever degree you can comment, Iberdrola on their call two days ago, I think it was, talked about 900 megawatts of wind that would qualify for PTC. I believe you talked about 500 or 600 on the merger call. Is that something that you had been sort of privy to? Is that something that you were aware of? Or is that purely upside to the numbers that you gave on that merger call?

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MAY 01, 2015 / 5:00PM, UIL - Q1 2015 UIL Holdings Corp Earnings Call

Jim Torgerson - UIL Holdings Corporation - President & CEO

I’ll just have to accept the numbers they gave you because we had — the numbers we had go back a couple months. I’m sure they’re just giving you an update.

Andrew Weisel - Macquarie Capital Securities - Analyst

So that would mean if you were to — not that they’re (inaudible) marking to market for a pro forma guidance range, but this would be upside to the numbers that you provided?

Jim Torgerson - UIL Holdings Corporation - President & CEO

Assuming they all get — the construction occurs by the end of 2016. I think we were aware that they had close to 1000 megawatts that were — that got the PTC through 2014, but then we were using something in the 500 to 600 megawatts range to support the — remember, we said we have about a 10% growth in earnings, and we were using 500 to 600 megawatts.

So to the extent 900 megawatts comes in, yes, it could be a little upside. But it also could offset some other stuff, too. We’ll see how much can get construction from now until the end of 2016.

Andrew Weisel - Macquarie Capital Securities - Analyst

Terrific. Thank you very much.

Operator

Our next question comes from Andy Levi with Avon Capital Advisors. Your line is live.

Andy Levi - Avon Capital Advisors - Analyst

Hi, guys. I wasn’t going to ask question, but just a follow-up on Andrew Weisel’s question on the wind. I’m just trying to understand, because 900 megawatts, I think has been pretty consistent with what Iberdrola had said in the past. But based, I guess, on what their current level of income is at wind, plus the 900 megawatts, how do you actually get to the level that you projected in 2017, because the numbers don’t seem to match up as far as it seems you would need considerably more megawatts of wind to get there?

Jim Torgerson - UIL Holdings Corporation - President & CEO

Well, I think you also recognize that we are — they are planning on (technical difficulties) projects coming in, at least getting started in the 2016, 2017, 2018 timeframe in Maine. So that would be incorporated into that, as long — along with the wind. And then also looking at what the regulated activities would be, or regulated operations would be providing, assuming you are going to have probably a rate case in New York at some point in the not-too-distant future. So all those things combined got us to what we said was a 10% growth in earnings that we provided the guidance on.

Andy Levi - Avon Capital Advisors - Analyst

I understand that. I appreciate that, but I think you also put out a 26% of your income was going to come from renewables and storage, if I wasn’t mistaken. So if you kind of take your rate base that you kind of put out there and put a number on that, and then kind of where your guidance is for 2017 it seems like you would have considerably more wind, or new megawatts in wind, from the level that they are at currently to achieve that.

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MAY 01, 2015 / 5:00PM, UIL - Q1 2015 UIL Holdings Corp Earnings Call

So again, just back to Andrew’s question. I guess you were talking about there’s potential upside. But I guess potential upside to 600 megawatts but not potential upside to 26%, or the level of renewable income you need to achieve your 2017 goal. Is that correct?

Jim Torgerson - UIL Holdings Corporation - President & CEO

All I can tell you, Andy, is that what I just said about the — what we projected and what we were utilizing. So what Iberdrola came out with their 900 megawatts, I agree there’s probably 900 megawatts that has production tax credits. And our analysis included other things besides just the regulated business, including transmission.

Andy Levi - Avon Capital Advisors - Analyst

Okay. Thank you very much.

Operator

Our next question comes from Chris Turnure with JPMorgan. Your life is live.

Chris Turnure - JPMorgan - Analyst

Good afternoon, Jim and Rich. I just wanted to get more color on the Connecticut approval process for the merger. I’m wondering if you guys have yet offered a package of concessions or an initial offer to the regulators there, and what that consists of if so? And I was wondering if you have an opinion on the start of that hearings that I think occur last week?

Jim Torgerson - UIL Holdings Corporation - President & CEO

Well, we made our application and our filing, and incorporated what we believe are some positive aspects of it. Not anything to do with a package of stay-outs or anything like that. We’ll go through the hearing process. We’ve had a couple of hearings already.

Things will develop when the OCC makes their filing, which is due next week on the 7th, I believe or 8th. And then we’ll have a further hearings on the 14th and 15th. And then late files and so forth. So that’s where we’re at right now.

We haven’t done anything beyond that at this point. We’ll see how the hearing go and I what, if anything, we do beyond that.

Chris Turnure - JPMorgan - Analyst

Can you remind us of what the outcome of the original transactions a couple of years ago with Iberdrola were, in terms of what was given to Connecticut, if anything?

Jim Torgerson - UIL Holdings Corporation - President & CEO

We committed to make filings, to provide financial information. We had a stay-out for about 1.5 years, I believe. That was pretty much it.

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MAY 01, 2015 / 5:00PM, UIL - Q1 2015 UIL Holdings Corp Earnings Call

Chris Turnure - JPMorgan - Analyst

Okay. And then switching gears, could you give us an update on the clean energy initiative in New England? Any estimates that you guys might be thinking about in terms of total renewables procured there, or transmission procured in association with that, especially following the Governors’ initiative, kind of pullback from a week or two ago?

Jim Torgerson - UIL Holdings Corporation - President & CEO

They’re still looking at acquiring renewables, but the process hasn’t really kicked off entirely yet. the Governors are looking to get renewables, but they’re going to end up with a RFP that will go out, not-too-distant future.

Then people will start responding to that as far as the renewables. I would expect, obviously Iberdrola USA is in a good position to — with their renewables in Maine. But that will kick off shortly, and we’ll be responding to it.

Chris Turnure - JPMorgan - Analyst

Okay. Great. Thanks.

Operator

Our next question comes from Paul Zimbardo with UBS. Your line is live.

Paul Zimbardo - UBS - Analyst

Thank you. Good afternoon. Just a quick question, and I know it’s a bit down the road potentially, but wanted to see if you had any updated thoughts on the potential for a YieldCo structure in the future?

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

Hi, it’s Rich. It’s certainly something that gives us great optionality down the road, if it’s needed. We’ve got a lot of work to do right now to get to closing and get the businesses moving forward. It is something that we keep in mind. But it’s not something that we have to do right away.

Paul Zimbardo - UBS - Analyst

Okay. Great. Think you very much for the time.

Operator

I have no further questions in queue at this time.

Jim Torgerson - UIL Holdings Corporation - President & CEO

Okay. Since there’s no further questions, we want to thank everybody for their participations today. And if you have further questions, please don’t hesitate to give us a call. Thanks a lot for participating.

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MAY 01, 2015 / 5:00PM, UIL - Q1 2015 UIL Holdings Corp Earnings Call

Operator

This concludes today’s teleconference. You may now disconnect your line.

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL Holdings Corporation (“UIL”) and Iberdrola USA, Inc. (“Iberdrola USA”). In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a proxy statement of UIL, that will also constitute a prospectus of Iberdrola USA. UIL will mail the proxy statement/prospectus to UIL’s shareholders. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction (when available), free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409. Copies of the documents filed with the SEC by Iberdrola USA are available free of charge on Iberdrola USA’s website at www.iberdrolausa.com or by contacting Iberdrola’s Investor Relations department at +34-91-784-2743.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, will be set forth in the joint proxy statement/prospectus, which will be included in Iberdrola USA’s registration statement on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with a subsidiary of Iberdrola USA include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL’s shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this communication speak only as of the date of this communication. UIL does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.